Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet

September 8, 2021

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.125% Medium-Term Notes, Series B due June 18, 2026
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TJK2 / US89236TJK25
Trade Date of the Reopening:	September 8, 2021
Original Issue Date of the Reopening:	September 13, 2021 (T+3)
Stated Maturity Date:	June 18, 2026
Aggregate Principal Amount Initially Issued on June 18, 2021:	$600,000,000
Aggregate Principal Amount to be Issued in the Reopening on September 13, 2021:	$400,000,000
Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$1,000,000,000
Benchmark Treasury:	UST 0.750% due August 31, 2026
Treasury Yield:	0.803%
Spread to Treasury:	+37 basis points
Price to Public:	99.778% plus accrued interest from and including June 18, 2021 to but excluding September 13, 2021 (or $1,062,500)
Underwriting Discount:	0.350%
Net Proceeds to Issuer:	99.428% / $397,712,000 plus accrued interest from and including June 18, 2021 to but excluding September 13, 2021 (or $1,062,500)
Coupon:	1.125% per annum
Yield:	1.173%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each June 18 and December 18, beginning on December 18, 2021 and ending on the maturity date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Optional Make-Whole Redemption:

T + 10 basis points

The notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

“Reference Treasury Dealer” means each of BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, TD Securities (USA) LLC and a primary U.S. Government securities dealer selected by Lloyds Securities Inc., or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Commerz Markets LLC HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.

Co-Managers:

ANZ Securities, Inc.

Banco Bradesco BBI S.A.

Fifth Third Securities, Inc.

Great Pacific Securities

Intesa Sanpaolo S.p.A.

Siebert Williams Shank & Co., LLC

Standard Chartered Bank

UniCredit Capital Markets LLC

DTC Number:	#0187
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,000,000,000 aggregate principal amount of 0.625% Medium-Term Notes, Series B due September 13, 2024, (ii) $600,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due September 13, 2024 and (iii) $500,000,000 aggregate principal amount of 1.900% Medium-Term Notes, Series B due September 12, 2031 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Commerz Markets LLC toll-free at 1-800-233-9164, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Tax Consequences to U.S. Holders

With respect to a U.S. Holder, as defined in the prospectus supplement, this discussion assumes that you purchase the notes in this reopening at the Price to Public listed in this term sheet on the Original Issue Date of the Reopening listed in this term sheet. The notes will be treated as part of the same issue as the 1.125% Medium-Term Notes, Series B due June 18, 2026 initially issued on June 18, 2021 for U.S. federal income tax purposes. As a result, the notes will be considered to have the same issue date and issue price as the 1.125% Medium-Term Notes, Series B due June 18, 2026 initially issued on June 18, 2021.

Interest on the Notes. Subject to adjustments as described in “United States Federal Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium” in the prospectus supplement and below in “—Pre-Acquisition Accrued Interest,” stated interest on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes.

Pre-Acquisition Accrued Interest. A portion of your purchase price for a note may be allocable to interest that accrued prior to the date the notes were purchased (“pre-acquisition accrued interest”). On the first interest payment date, a portion of the interest received in an amount equal to the pre-acquisition accrued interest will be treated as a return of the pre-acquisition accrued interest and not as a payment of interest on the notes. The amount treated as a return of pre-acquisition accrued interest is not taxable when received but reduces your tax basis in the notes by a corresponding amount. You should consult your tax adviser concerning the tax treatment of pre-acquisition accrued interest.

Sale, Exchange or Retirement of the Notes. You will recognize capital gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received (other than amounts received in respect of accrued interest, which will be treated as described under “—Interest on the Notes”) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will be equal to your original purchase price for the note, taking into account the adjustments described above under “—Pre-Acquisition Accrued Interest” and reduced by any bond premium amortized with respect to the notes as described under “United States Federal Taxation—Tax Consequences to U.S. Holders—Acquisition Premium and Amortizable Bond Premium” in the prospectus supplement. Your gain or loss generally will be long-term capital gain or loss if at the time of the sale, exchange or retirement you held the notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. Any capital loss you recognize may be subject to limitations.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

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